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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 3, 2003

                        Commission File Number: 001-14404

                           Telefonica del Peru S.A.A.
             (Exact name of registrant as specified in its charter)

                               Telefonica of Peru
                 (Translation of registrant's name into English)

                              Avenida Arequipa 1155
                            Santa Beatriz, Lima, Peru
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F X                    Form 40-F
                             -----                          ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes                            No  X
                        ----                          ----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes                            No  X
                        ----                          ----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                    Yes                            No   X
                        ----                          ----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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


                           Telefonica del Peru S.A.A.

                                TABLE OF CONTENTS

Item
----

1. Free translation of a letter to the CONASEV dated January 28, 2003, relating to the newly appointed boards of directors for all companies of the Telefonica Group.

2. Free translation of a letter to the CONASEV dated January 30, 2003, relating to certain communications between the Board of Directors and the State Ministry of Transportation and Communications of Peru.

3. Free translation of a letter to CONASEV dated January 30, 2003, enclosing a copy of a press release regarding the new tariff scheme.

4.       SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Telefonica del Peru S.A.A.

Date:  February 3, 2003                  By: /s/ Julia Maria Morales Valentin
                                             -----------------------------------
                                             Name:  Julia Maria Morales Valentin
                                             Title: General Counsel of
                                                    Telefonica del Peru S.A.A.

                                                                          Item 1

GGR-135-A-028-2003
Lima, January 28th, 2003


Messers.
REGISTRO PUBLICO DEL MERCADO DE VALORES
CONASEV
Present.-




                                             Ref.- Significant Event



Dear Sirs:

In accordance with the provisions of article 28 of the Peruvian Securities Markets Law as well as the Significant Events, Reserved Information, and Other Communications Act, approved by CONASEV resolution 107-2002-EF/94.10, Telefonica del Peru S.A.A. wishes to inform you of the newly appointed boards of directors for all companies of the Telefonica Group, according to the format approved.



Sincerely,


Julia Maria Morales Valentin
Security Markets Representative

                           TELEFONICA DEL PERU S.A.A.

1. CIIU :                               64207
2. R.U.C. :                             20100017491
3. Address :                            Av. Arequipa 1155, Santa Beatriz, Lima
4. Legal Representative :               Revilla Vergara, Juan

5.- Shareholders with 5% or more of the capital stock:

Telefonica Internacional, S.A.
Telefonica Peru Holding S.A.C.

6.- Board of Directors:

-------------------------------------------------------------------------------
Nadal Arino, Javier (President)             Passport No 73180805-A
-------------------------------------------------------------------------------
Alvarez Pallete Lopez Jose Maria            Passport No 50705869-T
-------------------------------------------------------------------------------
Revilla Vergara Juan                        I.D. No 08234014
-------------------------------------------------------------------------------
Bustamante y Bustamante Alfonso             I.D. No 30849678
-------------------------------------------------------------------------------
Colomer Guiu Jose Antonio                   Carne extranjeria No N-109953
-------------------------------------------------------------------------------
Diaz Sanchez Jacinto                        Passport No 9201157
-------------------------------------------------------------------------------
Ivorra Cano Felix                           Passport No V250982 E
-------------------------------------------------------------------------------
Grana Miro Quesada Jose                     I.D. No 08266298
-------------------------------------------------------------------------------
Normand Sparks Enrique                      I.D. No 08235764
-------------------------------------------------------------------------------
Piazza Tanguis Walter                       I.D. No 07854450
-------------------------------------------------------------------------------
De la Puente Wiese Gonzalo                  I.D. No 08264410
-------------------------------------------------------------------------------
Rodriguez Mariategui Proano Luis            I.D. No 09144124
-------------------------------------------------------------------------------
Romero Seminario Dionisio                   I.D. No 07274369
-------------------------------------------------------------------------------
Used Aznar Enrique                          Passport No 17793130
-------------------------------------------------------------------------------

7. CEO:
                              Revilla Vergara, Juan

                          TELEFONICA MULTIMEDIA S.A.C.

6.   CIIU :                             92136

2.   R.U.C. :                           20290000263

3.   Address :                          Av. Camino Real 390, Torre Central, P.
                                        11, San Isidro, Lima

4.   Legal Representative :             Duncan Cary-Barnard Michael

5.   Shareholders with 5% or more of the capital stock:
                 Telefonica del Peru S.A.A.

6.   Board of Directors:

--------------------------------------------------------------------------------
Nadal Arino, Javier (President)                 Passport No 73180805-A
--------------------------------------------------------------------------------
Revilla Vergara Juan                            I.D. 08234014
--------------------------------------------------------------------------------
Baranda, Jose Luis                              Passport
--------------------------------------------------------------------------------
Villa Mardon Antonio                            I.D. No 10840875
--------------------------------------------------------------------------------
Duncan Cary-Barnard Michael Alan                I.D. No 10803501
--------------------------------------------------------------------------------

7. CEO:
Duncan Cary-Barnard Michael, I.D. 10803501.

                     TRANSPORTE URGENTE DE MENSAJERIA S.A.C.

1.   CIIU :                             641105

2.   R.U.C. :                           20386445720

3.   Address :                          Av. Arequipa 4005, Miraflores

4.   Legal Representative:              Martin Munoz Francisco

5.   Shareholders with 5% or more of the capital stock:
         Telefonica del Peru S.A.A.

6.-  Board of Directors:

--------------------------------------------------------------------------------
Nadal Arino, Javier (President)            Passport No 73180805-A
--------------------------------------------------------------------------------
Revilla Vergara Juan                       I.D. 08234014
--------------------------------------------------------------------------------
Fernandez Pollan Manuel                    I.D. 41356875
--------------------------------------------------------------------------------
Manzanares Gutierrez Jose Javier           C.E. No N-87013
--------------------------------------------------------------------------------
Garcia Velez Jose Luis                     C.E. No N-99623
--------------------------------------------------------------------------------


7. CEO:
Martin Munoz Francisco, C.E. No N-85213

                      SERVICIOS EDITORIALES DEL PERU S.A.C.


1.   CIIU :                             22156

2.   R.U.C. :                           20475355572

3.   Address :                          Humberto Torres Matos No 145,
                                        Magdalena.

4.   Legal Representative :             Werner Schuler Schutz, I.D. 10274322

5.   Shareholders with 5% or more of the capital stock:
        Telefonica del Peru S.A.A.

6.   Board of Directors:

--------------------------------------------------------------------------------
Nadal Arino Javier (President)                    Passport No 73180805-A
--------------------------------------------------------------------------------
Revilla Vergara Juan                              I.D. No 08234014
--------------------------------------------------------------------------------
Baranda Jose Luis                                 Passport No
--------------------------------------------------------------------------------
Villa Mardon Antonio                              I.D. No 10840875
--------------------------------------------------------------------------------
Duncan Cary-Barnard Michael Alan                  I.D. No 10803501
--------------------------------------------------------------------------------

7. CEO:
Werner Schuler Schut, I.D. 10274322

                 SERVICIOS GLOBALES DE TELECOMUNICACIONES S.A.C

1.   CIIU :                             64207

2.   R.U.C. :                           20502012445

3.   Address :                          Av. Arequipa 1155, P 8, Santa Beatriz,
                                        Lima

4.   Legal Representative :             Abarzuza Gil, Jesus Maria

5.   Shareholders with 5% or more of the capital stock:
         Telefonica del Peru S.A.A.

6.   Board of Directors:

-------------------------------------------------------------------------------
Nadal Arino Javier (President)                   Passport No 73180805-A
-------------------------------------------------------------------------------
Revilla Vergara Juan                                I.D. No 08234014
-------------------------------------------------------------------------------
Schwartzmann Larco Victor Carlos                    I.D. No 08234765
-------------------------------------------------------------------------------

7. CEO:
Abarzuza Gil Jesus Maria, carne de extranjeria No N-85602.

                      TELEFONICA SERVICIOS TECNICOS S.A.C.


1.   CIIU :                             72505

2.   RUC                                20502070640

3.   Address:                           Av. Arequipa 1155, Santa Beatriz, Lima

4.   Legal Representative :             Manuel Plaza Martin

5.   Shareholders with 5% or more of the capital stock:
         Telefonica del Peru S.A.A.

6.   Board of Directors:

--------------------------------------------------------------------------------
Nadal Arino Javier (President)                      Passport No 73180805-A
--------------------------------------------------------------------------------
Revilla Vergara Juan                                I.D. No 08234014
--------------------------------------------------------------------------------
Baranda Jose Luis                                   Passport No
--------------------------------------------------------------------------------

7. CEO:
Manuel Plaza Martin, carne de extranjeria No N-85231

                         TELEFONICA PERU HOLDING S.A.C.

1.   CIIU :                             67120

2.   R.U.C. :                           20571900

3.-  Address :                          Av. Arequipa No 1155, Santa
                                        Beatriz, Lima

4.   Legal Representative :             Normand Sparks, Enrique

5.   Shareholders with 5% or more of the capital stock:
         Telefonica Internacional, S.A

6.   Board of Directors:

--------------------------------------------------------------------------------
Nadal Arino, Juan                         Passport No 73180805-A
--------------------------------------------------------------------------------
Ros Brugueras Juan Carlos                 Passport No 46115906
--------------------------------------------------------------------------------
Delgado Martinez Isidro Javier            Passport No 16790223
--------------------------------------------------------------------------------


7. CEO:
Normand Sparks Enrique, I.D. No 08235764

                              MEDIA NETWORKS S.A.C.


1.   CIIU :                             92136

2.   R.U.C. :                           20501633004

3.   Address :                          Av. Arequipa 1155, piso 8, Santa
                                        Beatriz, Lima

4.   Legal Representative :             Schuler Schutz Werner Ernesto

5.   Shareholders with 5% or more of the capital stock:
         Telefonica Multimedia S.A.C.

6.   Board of Directors:

--------------------------------------------------------------------------------
Nadal Arino Javier (President)                      Passport No 73180805-A
--------------------------------------------------------------------------------
Revilla Vergara Juan                                I.D. No 08234014
--------------------------------------------------------------------------------
Baranda Jose Luis                                   Passport No
--------------------------------------------------------------------------------
Villa Mardon Antonio                                I.D. No 10840875
--------------------------------------------------------------------------------
Duncan Cary-Barnard Michael Alan                    I.D. No 10803501
--------------------------------------------------------------------------------

7. CEO:
Schuler Schutz Werner Ernesto I.D. No 10274322

                     TELEFONICA SERVICIOS INTEGRADOS S.A.C.


1.   CIIU :                             64207

2.   R.U.C. :                           20304997436

3.   Address :                          Av. Camino Real 390 Torre Central Piso
                                        11, San Isidro, Lima.

4.   Legal Representative :             Equiza Escudero Jesus

5.   Shareholders with 5% or more of the capital stock:
         Telefonica del Peru S.A.A.

6.   Board of Directors:

-------------------------------------------------------------------------------
Nadal Arino, Javier                      Passport No 73180805-A
-------------------------------------------------------------------------------
Fernandez Pollan Manuel                  I.D. No 41356875
-------------------------------------------------------------------------------
Revilla Vergara Juan                     D.N.I No 08234014
-------------------------------------------------------------------------------

7. CEO:
Equiza Escudero Jesus, C.E. No N-97536

                                                                          Item 2
GGR-135-A-040-2003
Lima, January 30th, 2003

Messers.
REGISTRO PUBLICO DEL MERCADO DE VALORES
CONASEV
Present.-
                                                       Ref.- Significant Event

Dear Sirs:

In accordance with the provisions of article 28 of the Peruvian Securities Market Law as well as the Significant Events, Reserved Information, and Other Communications Act, approved by CONASEV resolution 107-2002-EF/94.10, Telefonica del Peru S.A.A. wishes to inform you that on January 29th, 2003 the President of the Board of Directors formally communicated to the State Ministry of Transportation and Communications of Peru the following significant events:

     1. Telefonica del Peru S.A.A. will present to OSIPTEL a tariff scheme for the "classic line" (local fixed line) with a monthly charge of S/.
          39.90 (VAT included) and a cost per minute based on the application of the Productivity Factor, and this will eliminate the call connection fee and the 60 free minutes.

          This tariff scheme will come into effect on February 18th, 2003.

          The credit generated by the anticipated adjustment of the Productivity Factor will not be used to change the rate of the measured local service tariff nor will it change the monthly charge of the classic line during the application period of the Productivity Factor previously mentioned.

     2. Telefonica del Peru S.A.A. will present within 30 days, alternatives to the establishment of a Social Rates Plan directed to the poorest areas and other alternatives for the benefit of customers.

Sincerely

Julia Maria Morales Valentin
Security Markets Representative

                                                                          Item 3
GGR-135-A-041-2003
Lima, January 30th, 2003

Messers.
REGISTRO PUBLICO DEL MERCADO DE VALORES
CONASEV
Present.-

                                                     Ref.- Other Communications


Dear Sirs:

In accordance with the provisions of the Significant Events, Reserved Information, and Other Communications Act, approved by CONASEV resolution 107-2002-EF/94.10, Telefonica del Peru S.A.A. wishes to send a copy of the press release issued today in order for it to be disseminated by the media.


Sincerely,


Julia Maria Morales Valentin
Security Markets Representative

       Reduction of the monthly charge is a special effort by Telefonica, in response to its permanent dialogue with the government.

Telefonica has made a special effort and has proposed to Osiptel a reduction of the monthly charge to 39.90 nuevos soles (VAT included) and the elimination of the call connection fee, due to the permanent dialogue that this company keeps with the government which has resulted in the revision of the tariff system as specified in the contract signed with the Peruvian Government.

This effort is aimed at continuing to stimulate the development of telecommunications in Peru, adapting our services to the needs of our clients and offering such services to more people.

The new tariff scheme begins with the reduction of the monthly charge on February 18th. In addition, within the next thirty days, this company will present proposals to Osiptel for the establishment of a social tariff plan directed to the sectors with lower economic resources, as well as present special assorted tariff packages that will benefit customers affected by the next tariff scheme.